NO ACT [redacted]

PE 12-17-08

Act: 1934
Section: 12b
Rule:
Public Availability: 12/22/2008

08070077

December 22, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pediatrix Medical Group, Inc.
Incoming letter dated December 17, 2008

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether Holdings is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Holdings may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3;

- Without necessarily agreeing with your analysis, the Division will not object if Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-8. Instead, Holdings may adopt the Company's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements;

- The Company's Exchange Act reporting history may be taken into account when determining Holdings's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The Merger will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdings will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act;

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Company Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Merger, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdings is the successor to the Company; and

- Holdings may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2008

Mail Stop 3010

Ira N. Rosner, Esq.
Greenberg Traurig, P.A.
Attorneys at Law
1221 Brickell Avenue
Miami, Florida 33131

Re: Pediatrix Medical Group Inc

Dear Mr. Rosner:

In regard to your letter of December 17, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Greenberg Traurig

Securities Act of 1933
Rules 144, 174 and 414
Forms S-3, S-4 and S-8

Securities Exchange Act of 1934
Sections 12(b) and 12(g)
Rules 12b-2 and 12g-3
Schedules 13D and 13G

Ira N. Rosner, Esq.
(305) 579 0844
rosneri@gtlaw.com

December 17, 2008

[Via Email to cfletters@sec.gov]

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pediatrix Medical Group, Inc. - Holding Company Reorganization

Ladies and Gentlemen:

We are counsel for Pediatrix Medical Group, Inc., a Florida corporation (the "Company"), in connection with a proposed plan for reorganizing the corporate structure of the Company (the "Reorganization"). This letter amends and restates our letter dated December 15, 2008.

The Reorganization will result in the adoption by the Company of a holding company organizational structure. To effect the Reorganization, the Company has created a new first-tier subsidiary Florida corporation, named Mednax, Inc. ("Holdings"), which in turn will create a new second-tier subsidiary Florida corporation ("Merger Sub"). Each of those subsidiaries will be wholly-owned, directly or indirectly, by the Company. The holding company organizational structure will be implemented by the merger (the "Merger") of Merger Sub with and into the Company so that the Company will become a direct wholly-owned subsidiary of Holdings. The Merger will be effected pursuant to Section 607.11045 of the Florida Business Corporation Act (the "FBCA"), which has been patterned after Section 251(g) of the General Corporation Law of the State of Delaware (the "DGCL"), to permit effectuation of such a merger without a vote of shareholders of either constituent corporation. In connection with or following the Merger, the corporate name of the Company will be changed to a name to be determined. Holdings will retain its name, Mednax, Inc., following the Merger. For a full discussion of the Reorganization and the Merger, see "The Proposed Reorganization."

On behalf of the Company, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") with respect to certain issues raised by the Merger under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

Background Information Regarding the Company

General. The Company is a leading provider of physician services including newborn, maternal-fetal, pediatric subspecialty, and anesthesia care. At October 31, 2008, its national network was composed of 1262 affiliated physicians, including 835 physicians who provide neonatal clinical care in 32 states and Puerto Rico, primarily within hospital-based neonatal intensive care units, to babies born prematurely or with medical complications. The Company also has 133 affiliated physicians who provide maternal-fetal medical and obstetrical care to expectant mothers experiencing complicated pregnancies in many areas where our affiliated neonatal physicians practice. Its network includes other pediatric subspecialists, and in addition, the Company has 144 physicians who provide anesthesia care to patients in connection with surgical and other medical procedures.

The Company Common Stock is listed on the New York Stock Exchange (the "NYSE") and has been registered pursuant to Section 12(b) of the Exchange Act since 1996. The Company is current in all its reporting obligations under Section 13 of the Exchange Act.

Capitalization. The Company is authorized to issue 1,000,000 shares of Preferred Stock, par value $0.01 per share, none of which is outstanding but of which 50,000 shares have been designated as the Series A Junior Participating Preferred Stock ("Company Series A Preferred Stock"), and 100,000,000 shares of Common Stock, par value $0.01 per share ("Company Common Stock"), of which, as of November 24, 2008, 45,636,006 shares were issued and outstanding. As of that date, there were approximately 235 holders of record of the outstanding shares of Common Stock.

Company Purchase Rights. Since 1999, rights to purchase shares of Series A Preferred Stock ("Company Purchase Rights") have been issued and outstanding. The Company Purchase Rights were issued pursuant to a Rights Agreement between the Company and a rights agent which has since been amended. The Company Purchase Rights are currently attached to all certificates evidencing outstanding shares of Company Common Stock on the basis of one Company Purchase Right for each share of Company Common Stock and no separate rights certificates have been distributed. Each Company Purchase Right will be exercisable for one two-thousandth of a share of preferred stock. The Company Purchase Rights will separate from the Company Common Stock, rights certificates will be distributed, and the Company Purchase Rights will become exercisable only upon the occurrence of certain events, none of which has occurred or is expected to occur prior to consummation of the Merger.

Indebtedness. As of the date hereof, the Company does not have any outstanding indebtedness other than that under its senior credit facility and capital leases.

Employee Benefit Plans. The Company has the following equity based compensation and benefit plans (each an "Equity Plan" and collectively, the "Equity Plans") and maintains effective registration statements on Form S-8 with respect thereto:

Pediatrix Medical Group, Inc. Amended and Restated Stock Option Plan (Reg. No. 333-85366);

Pediatrix Medical Group, Inc. 2004 Incentive Compensation Plan (Reg. No. 333-121125);

Pediatrix Medical Group, Inc. 2008 Incentive Compensation Plan (Reg. No. 33-151272)(such plan, the "2008 Plan");

Pediatrix Medical Group, Inc. Amended and Restated Thrift and Profit Sharing Plan (Reg. No. 333-101222);

Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan (Reg. No. 333-121125) (together with the preceding plan, the "Thrift Plans");

Magella Healthcare Corporation Stock Option and Restricted Stock Purchase Plan (Reg. No. 333-121125); and

Pediatrix Medical Group, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (Reg. No. 333-101225 and 333-153397).

From and after the effective time of the Merger (the "Effective Time"), Holdings will assume all of the Company's obligations under each of the Equity Plans. For example, each outstanding option to purchase Company Common Stock granted pursuant to an Equity Plan will be converted into an option to purchase the same number of shares of Holdings Common Stock. Holdings and the Company will execute and deliver such documents, and make such amendments to the Equity Plans, as necessary or appropriate to effect the assumption of the Equity Plans by Holdings and the inclusion of Holdings personnel. The amendments, however, will not materially alter any of the benefits accruing to participants under the Equity Plans, including the number and purchase prices of securities to be issued.

The Proposed Reorganization

The Company proposes to reorganize its operations into a holding company structure whereby the Company will become a direct wholly-owned subsidiary of Holdings. To effect the Reorganization, the Company will cause Holdings to be incorporated as a wholly-owned subsidiary of the Company and Merger Sub to be incorporated as a wholly-owned subsidiary of Holdings. Prior to the Reorganization, each of Holdings and Merger Sub will have a nominal amount of stock outstanding and will have no business or properties of its own. The Merger is not being effected in connection with any currently pending or planned corporate transaction.

Under the terms of an Agreement and Plan of Merger among the Company, Holdings and Merger Sub (the "Merger Agreement"), Merger Sub will, pursuant to Section 607.11045 of the FBCA, be merged with and into the Company, which will be the corporation surviving the Merger, and the separate corporate existence of Merger Sub will cease. Pursuant to the terms of the Merger Agreement:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Merger will be converted into a share of Holdings Common Stock having the same designations, rights powers and preferences, and qualifications, limitations and restrictions thereof, as the shares of Company Common Stock so converted ("Holdings Common Stock");

(ii) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger will be converted into a share of common stock of the Company; and

(iii) each share of capital stock of Holdings issued and outstanding immediately prior to the Merger will be canceled and retired.

In addition, effective upon the Effective Time, Holdings will adopt a Rights Agreement (the "Holdings Rights Agreement") that will be identical in all respects to the Company Rights Agreement except that Holdings will be the party thereto, rather than the Company. Prior to the Effective Time, the Board of Directors of Holdings will cause Holdings to distribute effective as of the Effective Time preferred stock purchase rights (the "Holdings Purchase Rights") to purchase shares of Holdings Series A Junior Participating Preferred Stock (the "Holdings Series A Preferred Stock"), the designation, rights, powers and preferences of which, and the qualifications, limitations and restrictions thereof, are identical to those of the Company Series A Preferred Stock. The expiration date of Holdings Purchase Rights will be identical with that of the Company Purchase Rights. Under the terms of the Holdings Rights Agreement, Holdings will be obligated (pursuant to a provision identical to one that now obligates the Company) to issue one Holdings Purchase Right at the time of each issuance thereafter of one share of Holdings Common Stock. As a result of these transactions, each share of Holdings Common Stock issued pursuant to the Merger will be accompanied by a Holdings Purchase Right and all then outstanding Company Purchase Rights will be canceled. The effect of these provisions will be the same as if the outstanding Company Purchase Rights were converted into Holdings Purchase Rights pursuant to the Holdings Merger Agreement. See, *Matria Healthcare, Inc.*, available February 10, 2005; *Lamalie Associates, Inc.*, available December 15, 1998; *BMC West Corp.*, available April 16, 1997; *Halliburton Company*, available December 11, 1996; *Proler International Corp.*, available March 8, 1996; *INDRESCO, Inc.*, available October 31, 1995.

As a result, immediately following the Merger, the former holders of Company Common Stock will own Holdings securities of the same class evidencing the same proportional interests in Holdings and having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof, as those previously held in the Company. Moreover, because no new indebtedness will be incurred as a result of the Reorganization, the capitalization of Holdings immediately following the Merger will be identical to the capitalization of the Company immediately prior to the Merger.

Following the Merger, Holdings and its subsidiaries will continue to conduct the business and operations of the Company and its Subsidiaries conducted immediately before the Effective Time. It is currently anticipated that certain first tier subsidiaries of the Company which are engaged in providing pediatric services to the Company's patients will be contributed to a current first tier subsidiary currently called New Pediatrix Medical Group, Inc. (to be renamed Pediatrix Medical Group, Inc. following the Merger). However, the consolidated assets and liabilities of Holdings and its subsidiaries immediately after the Effective Time will be identical to those of the Company immediately prior to the Effective Time. Diagrams showing the Company's structure both before and after the Reorganization are attached as Exhibit A to this letter.

In connection with or following the Merger, the name of the Company will be changed to Mednax Services, Inc. Holdings will retain its pre-Merger name of Mednax, Inc. Given that immediately after the Merger, the designations, rights, powers and privileges, and qualifications, limitations and restrictions thereof, of the capital stock of Holdings will, in each case, be identical with those of the Company immediately prior to the Merger, no post-Merger exchange of stock certificates is anticipated (subsequent to the Effective Time, the outstanding Company Common Stock certificates will evidence shares of Holdings Common Stock except to the extent that certificates are submitted by a shareholder for transfer after the Effective Time).

Also, concurrently with the Effective Time, Holdings will, pursuant to the provisions of the Merger Agreement, assume the Company's obligations under the Equity Plans. As appropriate, each outstanding option or right to purchase or be issued Company Common Stock under each Equity Plan will be converted into an option or right to purchase or be issued the same number of shares of Holdings Common Stock at the same purchase price.

The Merger will be effected by action of the Board of Directors of the Company without a vote of its shareholders pursuant to Section 607.11045 of the FBCA (a copy of which is attached hereto as Exhibit B). In addition, the Company's Articles of Incorporation and By-Laws do not otherwise require a vote of the shareholders.

Section 607.11045 of the FBCA, which was patterned after Section 251(g) of the DGCL, was enacted in order to permit a Florida corporation to reorganize by merging with or into a direct or indirect wholly-owned subsidiary of a holding company without shareholder approval. Moreover, in a reorganization pursuant to Section 607.11045, appraisal rights are not available to any of the shareholders of any constituent corporation. Section 607.11045, however, contains provisions intended to ensure that the rights of the shareholders of the corporation are not changed by or as a result of such reorganization. Specifically, Section 607.11045 provides that:

> [t]he articles of incorporation of the surviving corporation must be amended in the merger to contain a provision requiring, by specific reference to this section, that any act or transaction by or involving the surviving corporation which requires for its adoption under this act or its articles of incorporation the approval of the shareholders of the surviving corporation also be approved by the shareholders of the holding company, or

any successor by merger, by the same vote as is required by this act or the articles of incorporation of the surviving corporation.

FBCA 607.11045(3)(g). The articles of incorporation of the Company, as the corporation surviving the Merger, will be amended, pursuant to the Merger Agreement, to contain the required provision.

Notwithstanding the foregoing amendments to the charter of the Company to be effected at the Effective Time, the provisions of the articles of incorporation of Holdings, including its authorized capital stock and the designations, rights, powers and preferences of such capital stock, and the qualifications, limitations and restrictions thereof, will immediately after the Merger be identical to those of the Company immediately prior to the Merger.

As a result of the provisions of the articles of incorporation of Holdings and of the Merger Agreement, the Company's shareholders will receive securities of the same class evidencing the same proportional interests in Holdings and having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof, as those previously held in the Company.

Other than the difference in name, the provisions of the bylaws of Holdings will be identical immediately after the Merger with the provisions of the bylaws of the Company in effect immediately prior to the Merger. The directors of Holdings immediately after the Effective Time will be the same individuals who were directors of the Company immediately prior thereto. Moreover, the senior management of Holdings immediately after the Merger will be the same as the senior management of the Company immediately prior to the Merger.

We have confirmed with the NYSE that, assuming that Holdings will be deemed the successor of the Company, as contemplated by this letter, upon filing of an 8-K upon completion of the Reorganization disclosing that Holdings is such successor, Holdings Common Stock will be deemed listed on the NYSE.

The Company anticipates that the shareholders of the Company will not, as a direct result of the Merger, recognize gain or loss for United States federal income tax purposes.

The Merger and the Reorganization will conform in all respects with the required provisions of Section 607.11045 of the FBCA.

Following the Merger, a holding company structure will have been established but the assets of the Company, as the corporation surviving the Merger, will still comprise assets of its existing operating Subsidiaries, although, as noted above, the Company expects to contribute certain of its current operating Subsidiaries to a first tier wholly-owned subsidiary to accomplish certain organizational efficiencies. Such contribution will have no effect on the Company's or Holdings' ultimate ownership or financial interest in such Subsidiaries and no effect on its consolidated financial condition or results of operations.

Immediately upon the occurrence of the Effective Time, Holdings will issue a news release describing the Reorganization. Holdings will file a Current Report on Form 8-K, describing the reorganization and Holdings status as successor to the Company for all purposes under the Securities Act and the Exchange Act and, in accordance with Rule 12g-3(f), indicating the paragraph of Section 12 of the Exchange Act under which Holding Common Stock and Holdings Purchase Rights are deemed to be registered.

Request

On behalf of the Company and Holdings, we respectfully request an interpretive opinion or a no-action letter from the Division concurring in each of the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. The status of the Company prior to the Reorganization may be considered in determining whether the requirements for the use of, or information required to be provided pursuant to the instructions to, various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by Holdings as a successor registrant.

2. For purposes of Rule 414 under the Securities Act, the Company's registration statements on Form S-8 relating to the offering, sale and delivery of Company Common Stock and Company Purchase Rights pursuant to the Equity Plans, each of which will continue to be effective at the Effective Time, may be deemed to be the registration statements of Holdings as "successor issuer" for the purpose of continuing the offerings thereunder, and, in that regard, Holdings will be permitted to continue such offerings by filing post-effective amendments to such registration statements in lieu of filing new registration statements[1].

3. The prior reporting history of the Company and the average weekly reported trading volume in Company Common Stock may be taken into account in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1) and the volume limitations of Rule 144(e) under the Securities Act.

4. As the successor of the Company, Holdings Common Stock and the Holdings Purchase Rights will be deemed registered under the Exchange Act by operation of Rule 12g-3 and that Holdings will be deemed a large accelerated filer immediately following the Merger.

5. Persons who have filed statements on Schedules 13D or 13G, as the case may be, reporting ownership interests in the capital stock of the Company will not be required to file any additional or amended statements on forms as a result of the Reorganization but may note in their subsequent filings that Holdings is the successor issuer to the Company.

6. Holdings will be deemed an Exchange Act reporting company for purposes of Rule 174(b) under the Securities Act and dealers of Holdings Common Stock need not comply with prospectus delivery requirements with respect thereto following the Merger.

[1] Because the Company has discontinued the availability of Company Common Stock under the Thrift Plans, the Company is in the process of preparing amendments to deregister the shares related to the Thrift Plans which amendments will be filed promptly and in any event prior to the Effective Time.

The requests set forth above are based on, and consistent with, previous determinations of the Commission in respect of similar holding company reorganizations under Section 251(g) of the DGCL and comparable provisions of other states' laws without shareholder approval. See, e.g., *Dollar Tree Stores, Inc.*, available February 20, 2008; *Oncothyreon Inc. and Biomira Inc.*, available January 31, 2008; *Energy West, Incorporated*, available January 15, 2008; *Roper Industries, Inc.*, available July 19, 2007; *InterDigital Communications Corporation*, available June 25, 2007; *ABX Air, Inc.*, June 13, 2007; *Hecla Mining Company*, available October 31, 2006; *Duke Energy Corporation, Duke Energy Holding Corp., Cinergy Corp.*, available March 30, 2006 ("*Duke*"); *Matria Healthcare, Inc.*, supra; *Johnson Controls, Inc.*, available October 1, 2004; *Crown, Cork & Seal Company, Inc.*, available February 25, 2003; *Kerr- McGee Corporation*, available July 31, 2001; *Halliburton Company*, supra; *America West Airlines, Inc.*, available April 25, 1996; *INDRESCO, Inc.*, supra; *Toys "R" Us, Inc.*, available December 1, 1995; *Bon-Ton Stores, Inc.*, available July 14, 1995; *Washington Mutual Savings Bank*, available August 22, 1994; and *Par Pharmaceutical, Inc.*, available June 19, 1991.

Forms S-3, S-4 and S-8

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company and (iii) the asset and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. Consistent with General Instruction I.A.7 to Form S-3, the succession of Holdings to the business, assets and liabilities of the Company will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdings immediately after the Effective Time will be the same as the consolidated assets and liabilities of the Company immediately prior thereto. Upon consummation of the Reorganization, Holdings will represent the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. Immediately following the Merger, the management of Holdings will be the same as the management of the Company immediately prior to the Merger. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, Holdings should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by Holdings, in determining whether Holdings "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3" as such phrase is used in the General Instructions to Form S-8. Such a determination would be consistent with, among others, *Dollar Tree Stores, Inc.*, supra, *Matria Healthcare, Inc.* supra, *Halliburton Company*, supra, *America West Airlines, Inc.*, supra, *INDRESCO, Inc.*, supra, and *Toys "R" Us, Inc.*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that the activities of the Company prior to the Reorganization may be included in determining whether the requirements for use of the various forms of, or information required to be provided pursuant to the instructions to, registration statements under the Securities Act are satisfied by Holdings as a successor registrant.

Rule 414

Rule 414 under the Securities Act ("Rule 414") provides that, if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed the registration statement of the successor issuer for the purpose of continuing the offering contemplated thereby, provided that the conditions enumerated in Rule 414 are satisfied. We believe that each of (i) the Company's Registration Statements relating to the offering, sale and delivery of shares of Common Stock of the Company and Company Purchase Rights pursuant to the Equity Plans, should be deemed to be the registration statement of Holdings as the "successor issuer for the purpose of continuing the respective offering," because the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied by the terms and conditions of the Reorganization, except for: (i) the technical satisfaction of paragraph (b) which requires that the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer and (ii) the condition set forth in paragraph (c) relating to shareholder approval of the Reorganization. Holdings will not directly acquire any of the assets or assume any of the liabilities and obligations of the Company, except that Holdings will assume the Company's obligations under the Equity Plans (because they involve the issuance of equity securities) and indebtedness under the Company's existing senior credit facility. All other assets and liabilities will remain with the Company after the Merger although the Company expects to contribute certain of its current operating Subsidiaries to a first tier wholly-owned subsidiary to accomplish certain organizational efficiencies. Such contribution will have no effect on the Company's or Holdings' ultimate ownership or financial interest in such Subsidiaries. In keeping with the spirit of Rule 414, Holdings will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of all of the stock of the Company and its Subsidiaries. As previously discussed, upon the effectiveness of the Reorganization, the assets, liabilities and shareholders' equity of Holdings, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, Holdings will file amendments to the above referenced registration statements adopting such registration statements as its own registration statements for the purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the registration statements from being misleading any material respect, as contemplated by Rule 414(d). Similarly, although paragraph (c) of Rule 414 anticipates shareholder approval of the Reorganization, under Florida law, shareholder approval is not required, and therefore will not be sought. We note that the Division has granted relief in respect of Rule 414 in the context of similar restructurings. See, e.g., *Dollar Tree Stores, Inc.*, supra; *Energy West, Incorporated*, supra; *Roper Industries, Inc.*, supra.

Accordingly, we respectfully request that you concur with our opinion that, under Rule 414, each of the Company's Equity Plan Registration Statements, each as amended by Holdings subsequent to the Effective Time, may be deemed to be the registration statement of Holdings.

Rule 144

Rule 144 under the Securities Act ("Rule 144") imposes certain conditions on the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer. Rule 144(c)(1) provides that certain information requirements will be satisfied if the issuer has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of such securities and has filed all required reports during the 12 months preceding the sale of such securities (or for any shorter time that the issuer was required to file such reports). As Holdings will indirectly hold on a consolidated basis the same assets and conduct the same business and operations as the Company held and conducted prior to the Reorganization, and as the Company has been subject to, and has complied with, the reporting requirements of Sections 13 or 15(d) of the Exchange Act for many years, it is our opinion that, for purposes of Rule 144, the prior reporting history of the Company should be included for purposes of determining whether Holdings has complied with the public information requirements of Rule 144(c)(1). See, e.g., *Dollar Tree Stores, Inc.*, supra; *Energy West, Incorporated*, supra; *Roper Industries, Inc.*, supra.

For the same reasons, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Effective Time and average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Effective Time may be taken into account by holders of Holdings Common Stock in determining the applicable limitation on the amount of stock that may be sold in compliance with Rule 144(e) following the Merger. See, e.g., *Dollar Tree Stores, Inc.*, supra; *Energy West, Incorporated*, supra; *Roper Industries, Inc.*, supra.

Accordingly, we respectfully request that you concur in our opinion regarding these aspects of the application of Rule 144 to the sale of Holdings securities following the Effective Time. In light of Rule 144(d)(3)(ix), we are not seeking your confirmation as to the tacking of holding periods regarding Holdings securities issued in respect of Company securities.

Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that "[w]here in connection with a succession by merger, consolidation, exchange of securities or otherwise, securities of an issuer that are not previously registered pursuant to section 12 of the [Exchange] Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12(b) or (g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the [Exchange] Act...." It is our opinion that the Merger will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and that, therefore, Holdings Common Stock and Holdings Purchase Rights, upon issuance, will be deemed registered under Section 12(b) of the Exchange Act.

Although the definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and not a holding company reorganization, it is clear from the no-action positions that the staff of the Division has taken in the past that the structure of the Merger should constitute a "succession" for the proposes of Rule 12g-3(a) under the Exchange Act. See *Dollar Tree Stores, Inc.*, supra, *Roper Industries, Inc., Hecla Mining Company*, supra. and *Matria Healthcare, Inc.*, supra.

Additionally, in SEC Release 34-38850, dated July 18, 1997 (the "1997 Release"), the SEC specifically stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although Holdings will succeed to only one reporting issuer (the Company) as a part of the Merger, so that the Merger does not fall within the scope of Rule 12g-3(c), which rule contemplates the succession of a non-reporting issuer to more than one reporting issuer, we believe the specific acknowledgment by the SEC in the 1997 Release that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Merger constitutes a succession for purposes of Rule 12g-3.

We also note that upon consummation of the Reorganization, Holdings technically will not satisfy Rule 12g-3's requirement that Holdings Common Stock be held of record by at least 300 persons. It is our opinion, however, that such technical noncompliance is not material As noted in a number of no-action letters, presumably Rule 12g-3's threshold of 300 holders of record was to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4. See *Harveys Casino Resorts*, available October 31, 2000, and *IPC Information Systems, Inc.*, available May 20, 1999. The Company Common Stock is listed on the NYSE and it is intended that Holdings Common Stock will be so listed following the Merger. Continued Exchange Act registration is essential to such listing and there is no intention to terminate Exchange Act registration or reporting as a result of or in connection with the Reorganization. Accordingly, it is our opinion that this technical issue should not affect the application of Rule 12g-3 to the Reorganization.

Shortly after the Effective Time, Holdco will file a Form 8-K stating that the Holdings Common Stock and Holdings Purchase Rights being issued in connection with the Merger are registered under Section 12(b) of the Exchange Act.

Accordingly, we respectfully request that you concur in our opinion that, upon issuance of Holdings Common Stock and Holdings Purchase Rights in the Merger, the Holdings Common Stock and Holdings Purchase Rights will be deemed registered under Sections 12(b) of the Exchange Act.

Further, in accordance with Section 12 of the 1934 Act and the 1997 Release, Holdco will be the successor issuer of the Company. The Company is a large accelerated filer as defined by Rule 12b-2 of the 1934 Act. The staff of the Division has taken the position on prior occasions that a successor issuer would be a successor to a company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act. *See, e.g. Dollar Tree Stores, Inc.*, supra, *Roper Industries, Inc.*, supra; *Matria Healthcare, Inc.* supra; and *Johnson Controls, Inc.*,. supra. We respectfully request that you concur in our opinion that, because Holdco will be the successor issuer to the Company, Holdco will be deemed a large accelerated filer.

Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person that acquires (or, in certain cases, holds) more than five percent of an equity security registered pursuant to Section 12 must file a statement on Schedule 13D or 13G with respect to such holdings. Section 13(d)(2) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G or 13G to be amended within 45 days after the end of each calendar year. For the reasons discussed above, following the Merger Holdco will, on a consolidated basis, represent the same company as did the Company prior to the Merger. Consequently, persons who have filed a Schedule 13D or 13G with respect to securities of the Company should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Holdings is deemed the successor issuer to the Company for purposes of filings under Section 13(d). See, e.g., *Dollar Tree Stores, Inc.*, supra, *Roper Industries, Inc.*, *InterDigitial Communications Corporation*, supra, and *Energy West, Incorporated*, supra.

Accordingly, we respectfully request that you concur in our opinion that persons who have filed a Schedule 13D or 13G with respect to securities of the Company should not, following the Reorganization, be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to their Schedule 13D or 13G that Holdings is deemed the successor issuer to the Company.

Section 4(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. As noted above, the Company is a reporting company under the Exchange Act. Because Holdings, immediately after consummation of the Merger, will have, on a consolidated basis, the same assets, liabilities, business and operations as the Company had, on a consolidated basis, immediately prior to the Merger, and will be the successor to the Company, it is our opinion that Holdings should be exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). The Staff has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Reorganization. See *Oncothyreon Inc. and Biomira Inc.*, available January 31, 2008; *Duke*, supra, *Shire Pharmaceuticals Group PLC and Shire PLC*, available November 17, 2005, and *Aether Systems, Inc.*, available April 26, 2005.

Procedural Matters

In lieu of paper copies provided by mail we are filing this letter via email. If additional paper copies should be required, we would be pleased to so provide. In compliance with

Release No. 33-6269 (December 5, 1980), the subsections of the particular statutes to which this letter pertains are indicated in the upper right hand corner of each copy of this letter. Please indicate your receipt of this letter by sending a reply email to rosneri@gtlaw.com.

In view of the Company's intent to consummate the Reorganization effective at the beginning of 2009, we respectfully request your response as soon as practicable. If for any reason you do not concur with our requests, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If you have any questions or require any additional information in connection with this request, please contact the undersigned by telephone at the above indicated telephone number.

Very truly yours,

Greenberg Traurig, P.A.

By: ______________________
Ira N. Rosner, Esq.

cc: Mr. Thomas Hawkins

Exhibit A

Corporate Structure Diagrams

See Attached

Pre - Reorganization


Pediatrix Medical Group, Inc.
New Pediatrix Medical Group, Inc.
Subsidiary Practices
American Anesthesiology, Inc.
Subsidiary Practices

Post - Reorganization


MEDNAX, Inc.
Pediatrix Medical Group, Inc. (to be renamed MEDNAX Services, Inc.)
New Pediatrix Medical Group, Inc. (to be renamed Pediatrix Medical Group, Inc.)
Subsidiary Practices
American Anesthesiology, Inc.
Subsidiary Practices

Exhibit B

Section 607.11045 of the Florida Business Corporation Act

See Attached

607.11045 Holding company formation by merger by certain corporations.--

(1) This section applies only to a corporation that has shares of any class or series which are either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers Inc., or held of record by not fewer than 2,000 shareholders.

(2) As used in this section, the term:

(a) "Constituent corporation" means a corporation that is a party to a merger governed by this section.

(b) "Holding company" means a corporation that, from the date it first issued shares until consummation of a merger governed by this section, was at all times a wholly owned subsidiary of a constituent corporation, and whose shares are issued in such merger.

(c) "Wholly owned subsidiary" means, as to a corporation, any other corporation of which it owns, directly or indirectly through one or more subsidiaries, all of the issued and outstanding shares.

(3) Notwithstanding the requirements of s. 607.1103, unless expressly required by its articles of incorporation, no vote of shareholders of a corporation is necessary to authorize a merger of the corporation with or into a wholly owned subsidiary of such corporation if:

(a) Such corporation and wholly owned subsidiary are the only constituent corporations to the merger;

(b) Each share or fraction of a share of the constituent corporation whose shares are being converted pursuant to the merger which are outstanding immediately prior to the effective date of the merger is converted in the merger into a share or equal fraction of share of a holding company having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof as the share of the constituent corporation being converted in the merger;

(c) The holding company and each of the constituent corporations to the merger are domestic corporations;

(d) The articles of incorporation and bylaws of the holding company immediately following the effective date of the merger contain provisions identical to the articles of incorporation and bylaws of the constituent corporation whose shares are being converted pursuant to the merger immediately prior to the effective date of the merger, except provisions regarding the incorporators, the corporate name, the registered office and agent, the initial board of directors, the initial subscribers for shares and matters solely of historical significance, and such provisions contained in any amendment to the articles of incorporation as were necessary to effect a change, exchange, reclassification, or cancellation of shares, if such change, exchange, reclassification, or cancellation has become effective;

(e) As a result of the merger, the constituent corporation whose shares are being converted pursuant to the merger or its successor corporation becomes or remains a direct or indirect wholly owned subsidiary of the holding company;

(f) The directors of the constituent corporation become or remain the directors of the holding company upon the effective date of the merger;

(g) The articles of incorporation of the surviving corporation immediately following the effective date of the merger are identical to the articles of incorporation of the constituent corporation whose shares are being converted pursuant to the merger immediately prior to the effective date of the merger, except provisions regarding the incorporators, the corporate name, the registered office and agent, the initial board of directors, the initial subscribers for shares and matters solely of historical significance, and such provisions contained in any amendment to the articles of incorporation as were necessary to effect a change, exchange, reclassification, or cancellation of shares, if such change, exchange, reclassification, or cancellation has become effective. The articles of incorporation of the surviving corporation must be amended in the merger to contain a provision requiring, by specific reference to this section, that any act or transaction by or involving the surviving corporation which requires for its adoption under this act or its articles of incorporation the approval of the shareholders of the surviving corporation also be approved by the shareholders of the holding company, or any successor by merger, by the same vote as is required by this act or the articles of incorporation of the surviving corporation. The articles of incorporation of the surviving corporation may be amended in the merger to reduce the number of classes and shares which the surviving corporation is authorized to issue;

(h) The board of directors of the constituent corporation determines that the shareholders of the constituent corporation will not recognize gain or loss for United States federal income tax purposes; and

(i) The board of directors of such corporation adopts a plan of merger that sets forth:

1. The names of the constituent corporations;

2. The manner and basis of converting the shares of the corporation into shares of the holding company and the manner and basis of converting rights to acquire shares of such corporation into rights to acquire shares of the holding company; and

3. A provision for the pro rata issuance of shares of the holding company to the holders of shares of the corporation upon surrender of any certificates therefor.

(4) From and after the effective time of a merger adopted by a constituent corporation by action of its board of directors and without any vote of shareholders pursuant to this section:

(a) To the extent the restrictions of ss. 607.0901 and 607.0902 applied to the constituent corporation and its shareholders at the effective time of the merger, such restrictions also apply to the holding company and its shareholders immediately after the effective time of the merger as though it were the constituent corporation, and all shares of the holding company acquired in the merger shall, for purposes of ss. 607.0901 and 607.0902, be deemed to have been acquired at the time that the shares of the constituent corporation converted in the merger were acquired, and provided further that any shareholder who immediately prior to the effective time of the merger was not an interested shareholder within the meaning of s. 607.0901 shall not, solely by reason of the merger, become an interested shareholder of the holding company; and

(b) If the corporate name of the holding company immediately following the effective time of the merger is the same as the corporate name of the constituent corporation immediately prior to the effective time of the merger, the shares of the holding company into which the shares of the constituent corporation are converted in the merger shall be represented by the share certificates that previously represented shares of the constituent corporation.

(5) If a plan of merger is adopted by a constituent corporation by selection of its board of directors without any vote of shareholders pursuant to this section, the secretary or assistant secretary of the constituent corporation shall certify in the articles of merger that the plan of merger has been adopted pursuant to this section and that the conditions specified in subsection (3) have been satisfied. The articles of merger so certified shall then be filed and become effective in accordance with s. 607.1106.

END